Filed by Entergy Corporation Pursuant to Rule 425 Under the Securities Act of 1933 Subject Company: Entergy Corporation Commission File No. 001-11299

Internal Story

Entergy Texas and ITC Submit Final Transaction Filings

Entergy Texas and affiliates of ITC Holdings Corp. today filed the last of the joint regulatory applications seeking to spin off and merge Entergy transmission assets into a subsidiary of ITC.

This final application, in a series of efforts begun in September 2012, was submitted to the Public Utility Commission of Texas.

The transmission spin-off and merger proposal is a significant step toward meeting the challenges facing the electric industry across the country – challenges driven by the need to upgrade infrastructure, modernize equipment and meet growing environmental and compliance requirements.

“Entergy Texas is focused on meeting the energy needs of our customers now and in the future,” said Sallie Rainer, Entergy Texas president and chief executive officer. “This transaction paves the way for greater service reliability and lower delivered energy costs as we seek to meet the challenges associated with transforming the U.S. electric grid for the 21st century and beyond.”

The filing states that the transaction will result in stronger companies and a stronger grid serving the region, will improve reliability through the expertise of more highly focused companies, and will ultimately lower the cost of delivered energy.

Entergy is seeking approval to transfer approximately 15,400 circuit miles of interconnected transmission lines at voltages of 69kV and above and the associated substations to ITC. ITC will then be one of the largest electric transmission companies in the U.S., with more than 30,000 miles of transmission lines spanning from the Great

Lakes to the Gulf Coast. Meanwhile, Entergy’s operating companies will continue to own and operate their respective distribution and generation businesses and will provide customer service, billing, outage reporting and restoration services to homes and businesses in the region.

ITC affiliates and Entergy Arkansas filed a similar request last Thursday in Missouri, where Entergy Arkansas owns some 90 miles of transmission line but serves no retail customers. The Missouri and Texas filings complete a multistate effort that has seen applications submitted in Arkansas, Mississippi, Louisiana, New Orleans and at FERC. The first intervenor filings have been filed with FERC, and retail regulatory procedural schedules call for more filings, rebuttals and hearings throughout the spring and summer of 2013.

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Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012, and September 30, 2012, and other filings made by Entergy with the Securities and Exchange Commission; (ii) the following transactional factors (in addition to others described elsewhere in this communication, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 that ITC filed with the SEC on September 25, 2012 in connection with the proposed transactions, and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Mid South TransCo LLC (TransCo) and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

On September 25, 2012, ITC filed a registration statement on Form S-4 with the SEC registering shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions, but this registration statement has not become effective. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC, and will be sent to ITC shareholders. In addition, TransCo will file a registration statement with the SEC registering TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the proxy statement/prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC shareholders are urged to read the proxy statement/prospectus and any other relevant documents because they contain important information about TransCo and the proposed transactions. The proxy statement/prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888- ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.